Four Seasons Hotels Inc.

Notice of Annual and Special Meeting of Shareholders

           TAKE NOTICE THAT an Annual and Special Meeting of the Shareholders of Four Seasons Hotels Inc. ("Four Seasons") will be held in the Regency Ballroom, Four Seasons Hotel, 21 Avenue Road, Toronto, Ontario on Wednesday, the 21st day of May, 2003, at 10:00 a.m. (Toronto time) to:

1.	Receive the financial statements for the year ended December 31, 2002, together with the report of the auditors on those financial statements;

2.	Elect directors;

3.	Appoint auditors and authorize the directors to fix their remuneration;

4.	Consider and, if deemed advisable, to pass with or without variation a resolution (the full text of which is set out as Schedule A to the accompanying Management Information Circular) ratifying and confirming the continued application of the mechanism to adjust the voting rights of the Variable Multiple Voting Shares upon the issuance of Limited Voting Shares; and

5.	Transact any other business that may properly be brought before the meeting and any adjournments of the meeting.

           A copy of the 2002 Annual Report of Four Seasons accompanies this Notice.

           If you are not able to be present personally, please sign and return the form of proxy accompanying this Notice in the envelope provided for that purpose.

           DATED at Toronto, Ontario this 15th day of April, 2003.

BY ORDER OF THE BOARD RANDOLPH WEISZ Secretary

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Four Seasons Hotels Inc.

Management Information Circular

Four Seasons Hotels Inc.

Management Information Circular

Annual and Special Meeting of Shareholders

to be held on May 21, 2003

        This Management Information Circular is furnished in connection with the solicitation by management of Four Seasons Hotels Inc. ("Four Seasons") of proxies to be used at the Annual and Special Meeting of Shareholders of Four Seasons (the "Meeting") to be held on May 21, 2003 at the time, place and for the purposes set out in the Notice of Meeting accompanying this Management Information Circular and any adjournments of the Meeting. It is expected that the solicitation will be primarily by mail. The costs of solicitation will be borne by Four Seasons.

SOLICITATION OF PROXIES

Voting of Shares Represented by Proxies

        The shares represented by any proxy received by management will be voted or withheld from voting by the persons named in the enclosed form of proxy in accordance with the direction of the shareholders appointing them. In the absence of any direction to the contrary, it is intended that the shares represented by proxies received by management will be voted on any ballot:

  •
  for the election as directors of those persons listed below;

  •
  for the appointment of auditors and authorization of the directors to fix the remuneration of the auditors; and

  •
  for the resolution ratifying and confirming the continued application of the mechanism to adjust the voting rights of the Variable Multiple Voting Shares upon the issuance of Limited Voting Shares;

all as described in this Management Information Circular.

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting but that may properly come before the Meeting or any adjournments and amendments or variations of matters identified in the Notice of Meeting. Management currently has no knowledge of any such amendment, variation or matter other than routine matters incidental to the conduct of the Meeting. If any other business is properly brought before the Meeting, it is intended to vote on such other business in such manner as the persons appointed as proxy then consider to be proper.

Appointment and Revocation of Proxies

        The persons named in the enclosed form of proxy are senior officers of Four Seasons. Each shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the enclosed form of proxy to attend and act for and on that shareholder's behalf at the Meeting. This right may be exercised by striking out the names of the named persons and inserting the name of the person to be appointed in the blank space provided in the enclosed form of proxy or by completing another appropriate form of proxy. In either case, the form of proxy must be delivered to Four Seasons prior to the holding of the Meeting.

        A shareholder may revoke a proxy at any time before it has been exercised. Subsection 110(4) of the Business Corporations Act (Ontario) gives shareholders a right to revoke a proxy and sets out a procedure for revoking proxies by depositing an instrument in writing or transmitting a revocation by telephonic or electronic means so that it is received by Four Seasons at its registered office at any time up to and including the last business day before the Meeting (or any adjournment) or with the Chairman of the Meeting on the day of the Meeting (or any adjournment).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        The authorized share capital of Four Seasons consists of an unlimited number of First Preference Shares, issuable in series, an unlimited number of Second Preference Shares, issuable in series, 3,982,172 Variable Multiple Voting Shares and an unlimited number of Limited Voting Shares. At March 31, 2003, 3,982,172 Variable Multiple Voting Shares and 30,903,560 Limited Voting Shares were outstanding.

        Holders of Variable Multiple Voting Shares and Limited Voting Shares of record at the close of business on April 14, 2003 will be entitled to vote at the Meeting, except to the extent that the holder has transferred any of those shares after that date and the new holder produces properly endorsed certificates evidencing those shares (or otherwise establishes proper ownership) and demands at any time before the Meeting to be included in the list of shareholders eligible to vote at the Meeting. Holders of Limited Voting Shares are entitled to vote on all matters that come before the Meeting. Holders of Variable Multiple Voting Shares are entitled to vote on all matters that come before the Meeting, other than the election as directors of the two individuals indicated under the heading "Nominees for Election by the Holders of Limited Voting Shares" and ratification and confirmation of the voting rights adjustment of the Variable Multiple Voting Shares. As at March 31, 2003, each Limited Voting Share entitles the holder to one vote and each Variable Multiple Voting Share entitles the holder to 15.11 votes.

        To the knowledge of the directors and officers of Four Seasons, the only persons that own, of record or own beneficially, directly or indirectly, or exercise control or direction over securities of Four Seasons carrying more than 10% of the voting rights attaching to any class of voting securities of Four Seasons are as follows:

			As at March 31, 2003
Name and Address	Designation of Class	Type of Ownership	No. of Securities	Percentage of Class
Triples Holdings Limited(1) Toronto, Ontario	Variable Multiple Voting Shares	beneficially and of record	3,982,172	100%
Kingdom Investments Inc. (2) Bridgetown, Barbados	Limited Voting Shares	beneficially and of record	7,568,504	24.49%
Bank of America Corporation Charlotte, North Carolina	Limited Voting Shares	— (3)	5,986,140	19.37%
(1)
All the outstanding shares of Triples Holdings Limited are beneficially owned by Isadore Sharp and members of his immediate family. At March 31, 2003, the votes attaching to the outstanding Variable Multiple Voting Shares represented approximately 66.07% of the votes attaching to all outstanding voting securities of Four Seasons.

(2)
Kingdom Investments Inc. is a company controlled by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia.

(3)
Four Seasons has relied on a Schedule 13G filed with the U.S. Securities and Exchange Commission disclosing the number of Limited Voting Shares over which Bank of America Corporation and its subsidiaries have voting or dispository power.

ELECTION OF DIRECTORS

        The persons named in the enclosed form of proxy intend to vote for the election of the thirteen nominees whose names are set out below to the board of directors of Four Seasons (the "Board"). Management does not contemplate that any of the proposed nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. It is intended that each director will hold office until the next annual election of directors.

        Set out below are the names of the nominees, their municipality of residence, all major positions and offices with Four Seasons held by them, their principal occupations, the year they became a director of Four Seasons, other principal directorships and committee memberships. Also indicated is the number of voting securities of Four Seasons beneficially owned, directly or indirectly, by nominees or over which they exercise control or direction as of March 31, 2003. The Corporate Governance Committee of the Board reviews annually the qualification of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The thirteen proposed nominees whose names are set out below are, in the opinion of the Board, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected.

Nominee	Committee Membership	Shareholdings

NOMINEES FOR ELECTION BY THE HOLDERS OF LIMITED VOTING SHARES

Nan-b de Gaspé Beaubien of Montreal, Quebec, has served on the Board since May 23, 1997. Mrs. de Gaspé Beaubien is Co-Chair of Business Families Foundation, a non-profit foundation, and Co-Chair of Philbeau Company, an investment holding company. Mrs. de Gaspé Beaubien is also a director of Business Families Centre at UBC Commerce and of the Alberta Business Family Institute.	Compensation and Organization Committee Corporate Governance Committee	4,000 Limited Voting Shares

J. Robert S. Prichard, O.C. of Toronto, Ontario, has served on the Board since March 6, 1996. Mr. Prichard is President and Chief Executive Officer of Torstar Corporation, a media and publishing company. Prior to July 2001 Mr. Prichard was Professor of Law and President Emeritus of the University of Toronto and prior to June 2000 was President of the University of Toronto. Mr. Prichard is also a director of Onex Corporation, George Weston Limited and Bank of Montreal.	Corporate Governance Committee	5,000 Limited Voting Shares

NOMINEES FOR ELECTION BY THE HOLDERS OF LIMITED VOTING SHARES AND VARIABLE MULTIPLE VOTING SHARES

Brent Belzberg of Toronto, Ontario, has served on the Board since November 7, 2002. Mr. Belzberg is the Managing Partner of Torquest Partners Inc., a private equity fund manager. Prior to February 2002 Mr. Belzberg was President and CEO of Harrowston Inc., an investment company. Mr. Belzberg is also a director of O&Y REIT, Mount Sinai Hospital and Baycrest Hospital Foundation, and serves as an advisor to several faculties at the University of Toronto.	Compensation and Organization Committee (effective upon re-election as a director)	1,000 Limited Voting Shares

H. Roger Garland of Toronto, Ontario, has served on the Board since October 1, 1985. Prior to December 2000 Mr. Garland was Vice-Chairman of Four Seasons. Mr. Garland is also a director of AT Plastics Inc., Middlefield Bancorp Limited, Middlefield STRS Management Limited, Middlefield Compass Management Limited, Middlefield Pathfinder Management Limited, Middlefield Maxin Management Limited, Council for Business and the Arts in Canada, Zoom and Go Ltd., and the Chairman of the Board of Soulpepper Theatre Company.	—	85,718 Limited Voting Shares

Charles S. Henry of New York, New York, has served on the Board since November 11, 1994.(1) Mr. Henry is the President of Hotel Capital Advisers, Inc., a hotel investment advisory firm.	Compensation and Organization Committee Corporate Governance Committee	2,500 Limited Voting Shares

Heather Munroe-Blum of Montreal, Quebec, has served on the Board since November 7, 2002. Dr. Munroe-Blum is the Principal and Vice Chancellor of McGill University, an educational institution. Prior to December 2002 Dr. Munroe-Blum was a Professor at the University of Toronto and prior to June 2002 was Vice-President, Research and International Relations at the University of Toronto. Dr. Munroe-Blum is a director of Genome Canada, a member of the Board of Governors of the Canadian Council of Christians and Jews and a member of the Nestlé Canada Advisory Board. Dr. Munroe-Blum is a Specially Elected Fellow of the Royal Society of Canada.	Corporate Governance Committee (effective upon re-election as a director)	—

Ronald W. Osborne of Toronto, Ontario, is not currently a member of the Board. Mr. Osborne is President and Chief Executive Officer of Ontario Power Generation, an electricity generating company. Mr. Osborne is also a director of Sun Life Assurance Company of Canada, Air Canada and Shell Canada Limited, and a member of the Board of Governors of Roy Thomson Hall.	Audit Committee (effective upon election as a director)	1,000 Limited Voting Shares

Lionel H. Schipper, C.M., Q.C. of Toronto, Ontario, has served on the Board since February 18, 1988. Mr. Schipper is the President of Schipper Enterprises Inc., an investment/holding company. Mr. Schipper is also past Chairman of Toronto Sun Publishing Corporation and a director of Clairvest Group Inc., Gerdau AmeriSteel Corporation and Moore Corporation Limited. Mr. Schipper is also Vice-Chair of the Centre for Research in Neurodegenerative Diseases at the University of Toronto.	Compensation and Organization Committee Audit Committee Corporate Governance Committee	52,953 Limited Voting Shares

Isadore Sharp, O.C. of Toronto, Ontario, has served on the Board and/or the board of Four Seasons' predecessor corporation since January 9, 1978. Mr. Sharp is the Chairman and Chief Executive Officer of Four Seasons. Mr. Sharp is also a director of Clairvest Group Inc., the National Terry Fox Run, the Terry Fox Humanitarian Award Program and The Council for Canadian Unity. Mr. Sharp is a member of the Advisory Board of The Financial Post, the Governor's Council of North York General Hospital and the Boards of Governors of the Canadian Council of Christians and Jews and Mount Sinai Hospital, Toronto, and has been appointed to the Premier's Advisory Committee on Executive Resources, Province of Ontario.	—	3,982,172 Variable Multiple Voting Shares

Anthony Sharp of Toronto, Ontario, has served on the Board since August 25, 1999. Mr. Sharp is the President of AD Sharp Development, Inc., a real estate/resort development company. Prior to September 1999 Mr. Sharp was Executive Vice-President, Vacation Ownership of Four Seasons.	—	76,204 Limited Voting Shares

Benjamin Swirsky of Toronto, Ontario, has served on the Board and/or the board of Four Seasons' predecessor corporation since October 1, 1985. Mr. Swirsky is the Chairman and Chief Executive Officer of Beswir Properties Inc., an investment/holding company. Mr. Swirsky is also a director of Visual Data Corp., Alliance Financing Corp. Inc., Amica Mature Lifestyles Inc., Commercial Alcohols, Inc., Bee Line Monorail Systems Inc., Peregrine Industries, Inc., Kaledon.com, Inc. and Don Bell Corporation.	Compensation and Organization Committee Audit Committee	—

Shuichiro Tamaki of Tokyo, Japan, has served on the Board since April 18, 1991. Mr. Tamaki is the Executive Vice-President of Japan-Mexico Hotel Investment Co., Ltd., a real estate holding company.	—	—

Simon M. Turner of Rye, New York, has served on the Board since February 14, 2002. Mr. Turner also served on the Board between January 2, 1997 and August 2, 2000.(1) Mr. Turner is a principal of Hotel Capital Advisers, Inc., a hotel investment advisory firm. Mr. Turner is a member of the Urban Land Institute and serves on that institute's hotel council.	Audit Committee	1,800 Limited Voting Shares

(1)
Nominee of Kingdom Investments Inc. under an agreement with Triples Holdings Limited and Isadore Sharp pursuant to which Triples Holdings Limited and Mr. Sharp have agreed to support the election of two nominees of Kingdom Investments Inc. to the Board.

APPOINTMENT OF AUDITORS

        Management proposes that KPMG Chartered Accountants, Toronto, Ontario, be reappointed as auditors of Four Seasons and that the directors be authorized to fix the remuneration of the auditors.

        For the year ended December 31, 2002, fees paid to KPMG for services provided by KPMG were $527,500 for audit services, $428,500 for tax services and $270,000 for other non-audit services.

RATIFICATION AND CONFIRMATION OF THE VOTING RIGHTS ADJUSTMENT MECHANISM OF THE VARIABLE MULTIPLE VOTING SHARES

        Each of the Variable Multiple Voting Shares entitles the holder to the greater of twelve votes and a number of votes that reflects any increase in the number of issued Limited Voting Shares from the number outstanding as at October 3, 1996. At March 31, 2003, each Variable Multiple Voting Share carried 15.11 votes. All of the Variable Multiple Voting Shares are owned, beneficially and of record, by Triples Holdings Limited, all of the outstanding shares of which are beneficially owned by Isadore Sharp and members of his immediate family.

        Under the provisions attaching to the Variable Multiple Voting Shares, beginning with the annual meeting held in 2000 and every three years thereafter, the continued application of this adjusting mechanism is subject to ratification by a majority of the votes cast by the holders of Limited Voting Shares (other than certain prescribed holders of Limited Voting Shares who, to the knowledge of Four Seasons consist of Triples Holdings Limited, Isadore Sharp and Rosalie Sharp). The continued application of the mechanism also is subject to ratification at the first annual meeting following the date on which Isadore Sharp ceases to be the Chief Executive Officer of Four Seasons.

        The Board continues to believe that the share structure of Four Seasons has been fundamental to the successful development and growth of Four Seasons' business and, in particular, the ability of Four Seasons to develop long-term relationships with hotel owners and to retain its long serving employees and senior management team. Accordingly, the Board is recommending that shareholders vote in favour of the resolution (the text of which is set out in Schedule A) ratifying and confirming the continued application of the voting rights adjustment mechanism.

REPORT ON EXECUTIVE COMPENSATION

        The Compensation and Organization Committee of the Board is responsible for, among other things, approving annually the compensation of the Chief Executive Officer and for reviewing the compensation of all other executive officers and all human resources policies and decisions of strategic significance to Four Seasons.

        The Compensation and Organization Committee and the Board recognize that the high operating standards consistently achieved in Four Seasons properties and the service culture and philosophy on which those standards are based represent a significant competitive advantage, which underpins the strength of Four Seasons brand. Preserving and enhancing operating standards and service culture in a growing number of diverse locations around the world is increasingly important as Four Seasons continues to rapidly expand its operations internationally.

        Extending Four Seasons' operating standards and service culture into new and different linguistic and cultural environments places a premium on the early recognition and development of an increasing number of multi-lingual, culturally adaptable managers with the operating and functional skills, communication and leadership ability to quickly create a true Four Seasons experience for employees and guests in each new location. Accordingly, the Compensation and Organization Committee and the Board regard the processes of management selection, training, compensation, career planning and development together with sound succession planning as being of the highest strategic significance.

Composition of the Compensation and Organization Committee

        Since the appointment of the current members of the Compensation and Organization Committee on May 22, 2002, the Compensation and Organization Committee has consisted of five members of the Board, none of whom is an officer, employee or former employee of Four Seasons or any of its subsidiaries. These five members of the Board are Lionel Schipper (Chairman), Edmond Creed, Nan-b de Gaspé Beaubien, Charles Henry and Benjamin Swirsky. Prior to May 22, 2002, the Compensation and Organization Committee also included Mr. Isadore Sharp.

        During 2002, five meetings of the Compensation and Organization Committee were held. Mr. Sharp was not present when matters relating to his own compensation, or any other matters in which he might have a conflict of interest, were under discussion.

Compensation Philosophy

        The business strategy of Four Seasons is to capitalize on its acknowledged leadership position in the luxury segment of the hospitality industry and to enhance overall profitability through a focussed international expansion program (including in its Residence Club and other branded residential business) while maintaining its historic strengths in employee relations and customer service. The knowledge, skill, experience, stability and commitment of all employees, but particularly of senior management, are of critical importance to the short- and long-term achievement of this business strategy.

        Four Seasons' future growth, development and acquisition opportunities lie predominantly in areas such as Europe, the Middle East, South America and Asia/India. The structure of total compensation for Four Seasons' executives is, therefore, designed to attract, motivate and retain executives who have the experience, ability, cross-cultural sensitivity and flexibility to direct and manage the growth of Four Seasons in this global context. The Compensation and Organization Committee believes that the retention of the existing management team and the development of qualified successors through progressive internal development are important components of a process designed to ensure the continuity of Four Seasons' operating standards, service culture and brand strength.

        Given Four Seasons' widely acknowledged leadership in its chosen segment and the relatively limited supply of qualified executives, the Compensation and Organization Committee closely monitors the compensation practices of other leading international hotel companies to ensure that its compensation programs are competitive from the perspective of those executives.

Structure of Compensation

        Four Seasons' compensation program has three principal components: basic salary, annual incentives and stock option based long-term incentives. The relative weighting of the components of this compensation structure encourages a focus on building long-term shareholder value, as well as on optimizing business performance through the effective management and enhancement of all aspects of business operations and key staff functions and through sound teamwork and co-ordination of all strategic activities. Four Seasons is re-examining the structure and relative weighting of the three principal components of executive compensation to ensure that they are appropriate in the context of these goals and the competitive market for qualified executives.

        Total remuneration for executive officers is intended to approximate the 75th percentile of remuneration levels offered by a carefully identified group of international hotel companies (including Fairmont, Hyatt, Hilton, Meridien, Starwood, Mandarin, Shangri-la and The Ritz-Carlton division of Marriott).

Basic Salary

        Competitive basic salaries are required to provide an adequate level of base after-tax income, when compared with other international tax jurisdictions in which the executive officers have the opportunity to take employment. Basic salaries are designed to reflect the position, scope, experience and performance of each individual.

Annual Incentive Plans

        Four Seasons operates an Annual Incentive Plan for all senior officers. Awards under this plan are based on a combination of financial and non-financial measures of corporate and individual performance. The target incentive value is 30% of eligible basic earnings in the fiscal year, with the maximum incentive value being 45% of eligible basic earnings. Individual incentive values are derived from a formula based on net earnings performance of Four Seasons, as well as the level of achievement of individual goals in specific key result areas. Incentive awards are paid in the first quarter of the year following the fiscal year to which they relate.

        In respect of 2002, participating senior executives received no incentive payment based on the financial component of the incentive plan, as the net earnings of Four Seasons did not attain the threshold level required under the Annual Incentive Plan, although incentive payments were made based on other applicable criteria.

Options to Purchase Securities

        Four Seasons maintains the Director, Executive and Employee Stock Option Plan (the "Plan"), the purpose of which is to foster a close identification among Four Seasons, the participants and the long-term interests of shareholders. Relative to other international hotel companies, Four Seasons currently places greater emphasis on stock options as an element of total compensation. The Compensation and Organization Committee is satisfied that the five year vesting schedule that applies to virtually all option grants under the Plan assists in the retention of executives whose contributions have an impact on the effective implementation of strategic plans.

        Options were granted in various amounts and at various prices during 2002 and in prior years in accordance with the provisions of the Plan. All options are granted at an exercise price determined by reference to the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of ten years, and generally become exercisable in varying proportions on each of the first five anniversaries of the date of grant.

Compensation of the Chief Executive Officer

        All components of the Chief Executive Officer's compensation are determined by the Compensation and Organization Committee. When he was a member of the Compensation and Organization Committee this determination was made without the involvement of Mr. Sharp.

        Consistent with prior practice, the total compensation package of the Chief Executive Officer for 2003 was reviewed with the assistance of an independent consulting firm having regard to both general and industry-specific survey data. Organizations participating in these surveys include leading international hotel companies as well as various Canadian public companies whose revenues, profitability and market capitalization are comparable to those of Four Seasons. Based on the consultant's review, the Compensation and Organization Committee was satisfied that Mr. Sharp's total compensation was appropriately competitive with the comparative group.

        For the first six months of 2002 Mr. Sharp's basic annual salary was $1,631,015. Effective July 1, 2002 it was increased to $1,688,101 and, with effect from January 1, 2003, was increased to $1,747,184. In each case, these increases were consistent with the practice for all Toronto based employees of Four Seasons. Mr. Sharp participated in the Four Seasons' Annual Incentive Plan for 2002.

March 31, 2003
Report presented by:
Lionel Schipper (Chairman)
Edmond Creed
Nan-b de Gaspé Beaubien
Charles Henry
Benjamin Swirsky

SHAREHOLDER RETURN PERFORMANCE GRAPH

        The graph below compares the yearly percentage change in the cumulative total shareholder return on Four Seasons' Limited Voting Shares against the cumulative total shareholder return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the five-year period commencing December 31, 1997 and ending December 31, 2002*.

*    Assumes that the initial value of the investment in Four Seasons' Limited Voting Shares and in the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) was $100 on December 31, 1997, and that all subsequent dividends were re-invested.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the annual and long-term compensation earned for the fiscal years ended December 31, 2000, 2001 and 2002, for the Chief Executive Officer and the four other most highly compensated executive officers of Four Seasons and its subsidiaries. Those listed on the table are referred to as the "Named Executive Officers".

Compensation — Summary Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)		Securities Under Options/SAR's Granted (#)(1)	All Other Compensation ($)

Isadore Sharp Chairman and Chief Executive Officer	2002 2001 2000	1,659,558 1,631,015 1,560,780	360,954 366,978 702,351	35,037 36,726 30,500		— — —	2,567 2,327 2,327
Wolfgang H. Hengst President Worldwide Hotel Operations	2002 2001 2000	531,644 522,500 500,000	115,633 117,562 225,000	29,923 42,440 37,067		50,000 — —	12,584 12,836 10,312
Kathleen P. Taylor President Worldwide Business Operations	2002 2001 2000	531,644 522,500 450,000	115,633 117,562 202,500	20,862 37,943 38,995		50,000 — —	14,518 14,558 11,907
Douglas L. Ludwig Executive Vice President, Chief Financial Officer and Treasurer	2002 2001 2000	422,263 415,000 375,000	91,842 93,375 168,750	27,984 40,148 34,702		50,000 — —	13,648 13,528 11,270
Antoine Corinthios President — Europe, Middle East and Africa	2002 2001 2000	359,359 348,482 319,993	75,465 73,181 137,997	770,184 830,801 588,043	(2)	— — —	25,518 25,424 23,516

(1)
Mr. Sharp does not participate in the Plan (see "Long-Term Incentive Plan").
(2)
Includes $388,924 (2001 — $479,358 and 2000 — $239,370) in respect of reimbursement of income taxes and $245,122 (2001 — $195,181 and 2000 — $256,274) in respect of the cost of housing, utilities and other household expenses.

Stock Options

        The following table sets forth grants of options to purchase Limited Voting Shares of Four Seasons made in 2002 to the Named Executive Officers under the Plan.

Options Granted in 2002

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in 2002	Exercise Price(2) ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Isadore Sharp(1)	—	—	—	—	—
Wolfgang H. Hengst	50,000	10.22%	$70.19	$71.61	June 3, 2012
Kathleen P. Taylor	50,000	10.22%	$70.19	$71.61	June 3, 2012
Douglas L. Ludwig	50,000	10.22%	$70.19	$71.61	June 3, 2012
Antoine Corinthios	—	—	—	—	—

(1)
Mr. Sharp does not participate in the Plan (see "Long-Term Incentive Plan").
(2)
All options are granted at an exercise price determined by reference to the weighted average price of board lots traded on The Toronto Stock Exchange (the "TSX") in the five trading days preceding the date of grant.

        The following table sets forth details of the exercise of options by each of the Named Executive Officers during the fiscal year ended December 31, 2002, and the fiscal year-end value of unexercised options on an aggregated basis.

Aggregate Option Exercises in 2002 and Year-end Option Values

			Unexercised Options at December 31, 2002 (#)		Value of Unexercised in-the-Money Options at December 31, 2002 ($)(2)
	Options exercised (#)	Aggregate Value Realized ($)
Name			Exercisable	Unexerciseable	Exercisable	Unexerciseable

Isadore Sharp(1)	—	—	—	—	—	—
Wolfgang H. Hengst	35,753	1,867,194	90,000	398,572	637,861	—
Kathleen P. Taylor	10,000	620,721	68,452	360,000	1,313,594	—
Douglas L. Ludwig	30,000	1,857,063	68,525	360,000	1,332,811	—
Antoine Corinthios	10,000	684,600	166,217	2,572	604,209	—

(1)
Mr. Sharp does not participate in the Plan (see "Long-Term Incentive Plan").

(2)
The closing price of Limited Voting Shares on the TSX on December 31, 2002 was $44.40.

Long-Term Incentive Plan

        At a special meeting of shareholders held on December 19, 1989, the shareholders of Four Seasons approved a long term incentive plan (the "Incentive Plan") for the Chief Executive Officer of Four Seasons. Under the Incentive Plan, Four Seasons and its principal operating subsidiary, Four Seasons Hotels Limited ("FSHL"), have agreed that FSHL will make a payment to the Chief Executive Officer on an arm's-length sale of control of Four Seasons. The first portion of the payment will be an amount equal to 5% of the product of (i) the aggregate number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of the sale, and (ii) the per share consideration received by holders of Limited Voting Shares minus $6.30. If the per share consideration received by holders of Limited Voting Shares on the sale is equal to or greater than 125% of the weighted average price of Limited Voting Shares traded in board lots on the TSX during the period commencing six months and ending one month prior to the first public announcement of the sale, the Chief Executive Officer is entitled to an additional payment equal to 5% of the product of (i) the aggregate number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of the sale, and (ii) the per share consideration received by holders of Limited Voting Shares minus $20.84.

        The right to receive the two payments may be transferred among members of the Chief Executive Officer's family, their holding companies and trusts. Upon the death of the Chief Executive Officer, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns.

        At the time the Incentive Plan was implemented, the Chief Executive Officer surrendered to Four Seasons an option to acquire 1,000,000 Limited Voting Shares which was granted to him on December 6, 1985 at an exercise price of $6.30 per share.

INTERNATIONAL RETIREMENT PLAN

        All senior officers of Four Seasons and its subsidiaries participate in the International Retirement Plan, which is a non-qualified, non-registered plan providing benefits based on each participant's credited service and average pensionable earnings over the three years immediately preceding retirement. Following 25 years of credited service, and on reaching ages between 60 and 65, the officer is entitled to receive on retirement a life annuity benefit equal to 55% of his or her average pensionable earnings in the three years immediately preceding retirement ("Final Average Salary").

        The table below illustrates the total annual retirement benefit under this plan to an eligible officer at various levels of service and salary.

Pension Plan Table

2002 Basic Salary ($)	Years of Service
	15	20	25 or more

$200,000	$66,000	$88,000	$110,000
$300,000	$99,000	$132,000	$165,000
$400,000	$132,000	$176,000	$220,000
$500,000	$165,000	$220,000	$275,000
$600,000	$198,000	$264,000	$330,000
$700,000	$231,000	$308,000	$385,000
$800,000	$264,000	$352,000	$440,000
$900,000	$297,000	$396,000	$495,000
$1,000,000	$330,000	$440,000	$550,000
$1,100,000	$336,000	$484,000	$605,000
$1,200,000	$396,000	$528,000	$660,000
$1,300,000	$429,000	$572,000	$715,000
$1,400,000	$462,000	$616,000	$770,000
$1,500,000	$495,000	$660,000	$825,000
$1,600,000	$528,000	$704,000	$880,000
$1,700,000	$561,000	$748,000	$935,000
$1,800,000	$594,000	$792,000	$990,000

        For the purposes of calculating pension benefits, compensation includes only basic salary and excludes annual incentives pursuant to the Annual Incentive Plan and other perquisites. Amounts paid under the International Retirement Plan are not subject to any deduction for social security or any other offset amounts.

        For each Named Executive Officer, the number of years of service credited for purposes of the Pension Plan Table is as follows:

Named Executive Officer	Credited Years of Service

Isadore Sharp	41.0
Wolfgang H. Hengst	25.2
Kathleen P. Taylor	13.8
Douglas L. Ludwig	18.5
Antoine Corinthios	25.7

INDEBTEDNESS UNDER SECURITIES PURCHASE PROGRAMS

        The following table sets forth the indebtedness to Four Seasons, or the indebtedness guaranteed by FSHL, of all directors, executive officers and senior officers of Four Seasons entered into in connection with the purchase of securities of Four Seasons.

Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

Name and Principal Position	Involvement of Four Seasons or Subsidiary	Largest Amount Outstanding During Fiscal 2002 ($)	Amount Outstanding as at March 31, 2003 ($)	Financially Assisted Securities Purchases During Fiscal 2002 ($)	Security for Indebtedness

Wolfgang H. Hengst President Worldwide Hotel Operations	Guaranteed by Four Seasons Hotels Limited	112,500	—	—	Limited Voting Shares of Four Seasons

INDEBTEDNESS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

        As at March 31, 2003, the aggregate indebtedness to Four Seasons and its subsidiaries of all officers, directors, employees and former officers, directors and employees of Four Seasons or any of its subsidiaries (including certain hotel general managers) not entered into in connection with the purchase of securities of Four Seasons or any of its subsidiaries, excluding routine indebtedness, was $7,053,905.

        FSHL pays interest on, and guarantees up to 10% of, the aggregate indebtedness to a Canadian chartered bank of certain officers, directors, employees and former officers, directors and employees of Four Seasons and its subsidiaries not entered into in connection with the purchase of securities of Four Seasons or any of its subsidiaries. As at March 31, 2003, the aggregate amount of such indebtedness, excluding routine indebtedness, was $3,766,147.

Indebtedness of Directors, Executive Officers and Senior Officers
Other Than Under Securities Purchase Programs
(Other Than Routine Indebtedness)

        Four Seasons maintains a Housing Loan Plan pursuant to which loans are made to senior management personnel and certain hotel general managers to assist with the purchase of residences. These loans are interest-free to the employees and are generally assigned to a Canadian chartered bank. FSHL guarantees 10% of the total portfolio of loans so assigned and pays interest to the bank on the loans for the benefit of the personnel participating in the Housing Loan Plan. The loans are repayable by the employees over twenty years, and are secured by a mortgage on the particular residence. Since the passage of the Sarbanes-Oxley Act of 2002 Four Seasons has not extended or maintained credit, arranged for the extension of credit or renewed an extension of credit to or for any executive officer of Four Seasons, other than credit in place on July 30, 2002 the terms of which have not been modified materially since that date.

Name and Principal Position(1)	Involvement of Four Seasons or Subsidiary	Largest Amount Outstanding During 2002 Fiscal Year ($)		Amount Outstanding as at March 31, 2003

Sarah Cohen Vice President, Corporate Counsel and Assistant Secretary	Interest paid by Four Seasons Hotels Limited	$100,000	(3)		$99,083	(3)
Antoine Corinthios President — Europe, Middle East and Africa	Interest paid by Four Seasons Hotels Limited	$128,813 —	(2)(4)	$	— 37,510	(3)

Name and Principal Position(1)	Involvement of Four Seasons or Subsidiary	Largest Amount Outstanding During 2002 Fiscal Year ($)			Amount Outstanding as at March 31, 2003

Wolfgang H. Hengst President Worldwide Hotel Operations	Interest paid by Four Seasons Hotels Limited		$663,675	(2)		$575,168	(2)
Douglas L. Ludwig Chief Financial Officer, Executive Vice President and Treasurer	Interest paid by Four Seasons Hotels Limited	$ $	211,602 1,370,999	(2) (3)	$ $	200,328 586,885	(2) (3)
Craig Reith Vice President, Finance and Assistant Treasurer	Interest paid by Four Seasons Hotels Limited		$176,992	(2)		$170,585	(2)
Anthony Sharp(5) Director	Interest paid by Four Seasons Hotels Limited		$88,805	(2)		$85,451	(2)
Barbara M. Talbott Executive Vice President Marketing	Interest paid by Four Seasons Hotels Limited		$359,465	(2)		$346,577	(2)
Kathleen P. Taylor President Worldwide Business Operations	Interest paid by Four Seasons Hotels Limited		$899,835	(2)		$849,002	(2)
Randolph Weisz Executive Vice President General Counsel and Secretary	Interest paid by Four Seasons Hotels Limited		$599,500	(3)		$594,000	(3)
John W. Young Executive Vice-President Human Resources	Interest paid by Four Seasons Hotels Limited		$500,495	(3)		$492,942	(3)

(1)
All the individuals named reside in Toronto, other than Mr. Corinthios who resides in Geneva, Switzerland.

(2)
Amount of loan assigned to a Canadian chartered bank.

(3)
Amount of loan directly from Four Seasons or its subsidiaries.

(4)
Effective and retroactive from 1998, a sum of US$50,000 is forgiven per annum from the outstanding loan balance.

(5)
Mr. Sharp received his housing loan during his tenure as an employee of Four Seasons.

EMPLOYMENT AGREEMENTS

        Four Seasons has change-in-control arrangements that cover the Named Executive Officers and certain other senior officers. These arrangements are intended to assist in the retention of an experienced group of senior managers who, in the event of a change-in-control, could bring stability during an important transitional period, as well as to continue to direct the growth and development of Four Seasons.

        These arrangements are triggered by the termination of employment of the officers to whom these arrangements apply within two years following the loss by Mr. Sharp and/or related parties of Mr. Sharp of voting control sufficient to elect a majority of the members of the Board or the approval by the shareholders of Four Seasons of the sale of a significant portion of its assets, dissolution of a significant portion of its business or any similar event or series of events. In these circumstances, each of the officers to whom these arrangements apply would be paid a lump sum equal to three years of salary and bonus entitlement. Each of the officers also would be entitled to continuation of medical, disability and life insurance coverage, incremental benefits under the International Retirement Plan, financial counselling, extension of the term of outstanding housing loans and accelerated vesting of outstanding options.

COMPENSATION OF DIRECTORS

        During 2002, each director who was not an employee was paid a retainer of $15,000 for services as a director and a fee of $1,250 for each attendance at a meeting of the Board.

        In addition, the Chairman of each committee of the Board (none of whom was an employee) was paid a retainer of $4,000 for services in that capacity during 2002. Other members of the committees were not paid an annual retainer; however, a committee meeting fee of $1,250 was paid to each member of a committee.

        Directors were reimbursed for all reasonable travel expenses incurred for the purpose of attending directors' meetings or meetings of any committees of the Board. Four Seasons provided lodging and food and beverage privileges to outside directors in accordance with industry practice.

        During 2002, Anthony Sharp was paid approximately $60,000 and was reimbursed for all reasonable expenses in connection with his provision of consulting services to Four Seasons in respect of Four Seasons' Residence Club business and general matters.

        Effective from January 1, 2003, the annual retainer to be paid to the Chairman of each committee of the Board (other than the Audit Committee) increased to $5,000 and all other members of each such committee began receiving a $2,500 retainer per annum. In addition, effective from January 1, 2003, the annual retainer paid to the Chairman of the Audit Committee increased to $10,000 and the retainer paid to the other members of the Audit Committee increased to $5,000 per annum.

        In accordance with Four Seasons' allotment policy regarding such matters and the provisions of the Plan, options to acquire 30,000 Limited Voting Shares were issued to each of Brent Belzberg and Heather Munroe-Blum upon their appointment to the Board and an option to acquire 30,000 Limited Voting Shares will be issued to Ronald W. Osborne upon his election to the Board.

CORPORATE GOVERNANCE

Policies and Procedures

        Four Seasons' corporate governance policies and procedures are designed to ensure that the Board can fulfill its statutory mandate to supervise the management of the business and affairs of Four Seasons with the highest standards of ethical conduct and in the best interests of its shareholders. The Board and its committees evaluate on an on-going basis the corporate governance policies and procedures of Four Seasons with a view to ensuring that they are consistent with this objective and are responsive to the evolving needs of Four Seasons and the environment in which it operates.

        Over the past year, the Board and its committees have reviewed Four Seasons' policies and procedures in the context of the significant regulatory initiatives in North America that have been adopted to enhance governance practices of public companies generally. Those initiatives include the proposed amendments to the guidelines of the TSX, the governance rules proposed by the New York Stock Exchange (the "NYSE") and the various requirements that are coming into force under the Sarbanes-Oxley Act of 2002.

        Four Seasons believes that its corporate governance policies and procedures and Board and committee mandates, which are described below, are in compliance with the guidelines, rules and requirements that are applicable to Four Seasons and are appropriate for Four Seasons in the current circumstances. Four Seasons recognizes, however, that these policies, procedures and mandates cannot be static and that refinements and additions to the existing policies, procedures and mandates will be necessary as applicable legal and regulatory requirements and the circumstances of Four Seasons evolve. Four Seasons intends to continue to ensure that its system and culture of corporate governance meet the legitimate expectations of its shareholders as well as these legal and regulatory requirements.

The Board of Directors

        In fulfilling its statutory mandate and discharging its duty of stewardship of Four Seasons, the Board assumes responsibility for:

  (a)
  reviewing and approving the strategic planning and business objectives that are submitted by management and monitoring the implementation by management of the strategic plan;

  (b)
  identifying the principal business risks for Four Seasons and overseeing the implementation and monitoring of appropriate risk management systems, with the Audit Committee assisting the Board in the implementation and monitoring of appropriate risk management systems and the monitoring of the risks and reporting on these matters regularly to the Board;

  (c)
  ensuring internal control and management information systems for Four Seasons are in place, evaluated as part of the internal auditing process and reviewed periodically by the Audit Committee, with the Audit Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;

  (d)
  assessing the performance of Four Seasons' executive officers, including monitoring the establishment of appropriate systems for succession planning and for periodically monitoring the compensation levels of such executive officers based on the determinations made by the Compensation and Organization Committee; and

  (e)
  ensuring that Four Seasons has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

        The Board is scheduled to meet five times a year and meets more frequently if required. During the 2002 fiscal year, the Board held seven meetings.

        Four Seasons has adopted a variety of structures to allow for the independence of the Board from management. Those structures include the appointment of a "lead director", the practice of having non-management members of the Board meet periodically as a group, the Board initiating discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and management by the Corporate Governance Committee, which is chaired by an independent director.

        Consistent with recommended governance practices, the Board and the Chief Executive Officer have developed position descriptions that define the limits of management's responsibilities. In this regard, the Board has adopted a job description and statement of functions for the Chief Executive Officer that delegates to him the day-to-day responsibility for directing Four Seasons' affairs and for meeting the corporate objectives and implementing the corporate policies approved by the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of courses of action that are being considered by management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting Four Seasons. The Board is satisfied that the Chief Executive Officer has reported to, and sought the consent of, the Board where necessary and appropriate.

Board Composition

        Consistent with applicable legal and regulatory requirements and prevailing best practices, the Board and its committees give careful consideration to their size, composition and independence. The Board, in consultation with the Corporate Governance Committee, has determined that 10 of its 15 members in 2002 were "unrelated" directors, as contemplated by the guidelines of the TSX, as they were independent of management and free from any interest and any business or other relationship that could, or could reasonably be perceived to, interfere materially with the director's ability to act with a view to best interests of the corporation, other than interests and relationships arising from shareholding. Those 10 members of the Board will continue to be "unrelated" under the proposed guidelines of the TSX. The Corporate

Governance Committee is developing categorical standards to assist in determining the "independence" of members of the Board for the purposes of the proposed NYSE governance rules.

        With the appointment of Brent Belzberg and Heather Munroe-Blum to the Board on November 7, 2002, the size of the Board increased from 13 to 15 members. In conjunction with the annual meeting of the shareholders of Four Seasons that is to be held on May 21, 2003, Ronald Osborne has been proposed for election to, and Edmund Creed, Frederick Eisen and Murray Koffler will retire from, the Board. Upon the election of the proposed slate of directors at the 2003 annual meeting, 10 of the 13 members of the Board will be individuals whom the Board and the Corporate Governance Committee have determined are "unrelated".

        In 1997, the articles of Four Seasons were amended to permit holders of Limited Voting Shares, as a class, to elect two members of the Board. Accordingly, at each annual meeting of shareholders two members of the Board are elected by holders of Limited Voting Shares. At the annual meeting of the shareholders on May 22, 2002, Nan-b de Gaspé Beaubien and J. Robert S. Prichard were elected by the holders of the Limited Voting Shares. They will be proposed for re-election by holders of the Limited Voting Shares at the 2003 annual meeting.

        The Board, in consultation with the Corporate Governance Committee, has determined, after reviewing the roles and relationships particular to each of the directors or proposed directors, that each of the following individuals are "unrelated": Brent Belzberg, Nan-b de Gaspé Beaubien, Charles S. Henry, Murray B. Koffler, Heather Munroe-Blum, Ronald Osborne, J. Robert S. Prichard, Lionel H. Schipper, Benjamin Swirsky, Shuichiro Tamaki and Simon M. Turner. The Board, in consultation with the Corporate Governance Committee, has determined that H. Roger Garland should not be considered to be "unrelated" as a result of his having been a senior officer of Four Seasons until December 2000, that Anthony Sharp should not be considered to be "unrelated" as a result of his familial relationship to Isadore Sharp, and that Isadore Sharp should not be considered to be "unrelated" as a result of his being the Chief Executive Officer of Four Seasons. Mr. Isadore Sharp is also a "significant shareholder" (as defined in the guidelines of the TSX) of Four Seasons since he controls shares carrying the ability to exercise a majority of the votes for the election of the Board.

        The Board believes that it has functioned, and continues to function, independently of management.

Committees of the Board of Directors

        The Board has three committees. Each committee periodically reviews and assesses its mandate and has the authority to retain special legal, accounting or other advisors. The members of the committees are appointed annually following the election of the Board at the annual meeting of shareholders.

Audit Committee

        Members — 2002: Murray B. Koffler, Lionel H. Schipper, Benjamin Swirsky (Chair), Simon M. Turner. Charles S. Henry was a member of the Audit Committee until February 14, 2002.

        Proposed Members — 2003: Ronald Osborne, Lionel H. Schipper, Benjamin Swirsky (Chair), Simon M. Turner.

        In 2002, the Audit Committee was composed entirely of "outside" (non-management) directors, all of whom were "unrelated" directors. The Audit Committee has the primary oversight responsibility for Four Seasons' financial reporting, risk management and internal controls. It also has the sole authority to hire and fire Four Seasons' external auditors, approve significant non-audit relationships with Four Seasons' external auditors and the terms of and fees for audit engagements, and the direct responsibility for oversight of Four Seasons' external auditors. The Audit Committee has unrestricted access to Four Seasons' personnel and documents and to Four Seasons' external auditors and takes advantage of such access as it deems necessary. The Audit Committee reviews the annual and quarterly financial statements and accompanying management's discussion and analysis and recommends their approval to the Board. It is not, however, the responsibility of the Audit Committee to determine that Four Seasons' financial statements are complete and accurate and in accordance with generally accepted accounting principles

("GAAP"), which is the responsibility of management, or to plan and conduct audits of Four Seasons' financial statements, which is the responsibility of the external auditor. The Audit Committee assesses the independence of the external auditor and the external auditor's other relationships with Four Seasons, reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the external auditors regarding financial reporting and internal controls. In an effort to ensure the independence of the external auditor, and consistent with the requirements of the Sarbanes-Oxley Act of 2002, the Audit Committee has limited the external auditor's ability to provide certain non-audit services, as described in greater detail in Four Seasons' annual report. The Audit Committee also will review the hiring of partners or managers of the external auditors by Four Seasons who have been involved in a recent audit.

        The Audit Committee is updated regularly about current accounting issues and developments and has explained to it the various alternatives available under GAAP that could result in lower revenues and/or profits and higher asset write-offs and/or greater liabilities. The Audit Committee updates the Board of the foregoing as necessary. The Audit Committee reviews the competence of key partners and managers of the external auditors. In addition, the Audit Committee reviews relevant analyst reports and press accounts of Four Seasons' accounting practices and disclosures.

        It is contemplated that, following the 2003 annual meeting, the Audit Committee will be comprised of four members, each of whom the Board and Corporate Governance Committee consider is "unrelated" for the purposes of the proposed TSX guidelines and will have the appropriate levels of financial literacy and expertise.

Compensation and Organization Committee

        Members — 2002: Nan-b de Gaspé Beaubien, Edmond Creed, Charles S. Henry, Lionel H. Schipper (Chair), Benjamin Swirsky. Isadore Sharp was a member of the Compensation and Organization Committee until May 22, 2002.

        Proposed Members — 2003: Nan-b de Gaspé Beaubien, Brent Belzberg, Charles S. Henry, Lionel H. Schipper (Chair).

        Since May 22, 2002, the Compensation and Organization Committee was composed entirely of "outside" (non-management) directors, a majority of whom were "unrelated" directors. The Compensation and Organization Committee has responsibility for discharging the Board's responsibility relating to executive compensation, including ensuring that a process is in place to maintain a compensation program for the senior executive officers of Four Seasons at a fair and competitive level. The Compensation and Organization Committee also has responsibility for making recommendations with respect to incentive and equity-based compensation plans and ensuring that programs related to manpower planning, management development, succession planning, career path planning and performance evaluation are effectively integrated with Four Seasons' strategy. The Compensation and Organization Committee has the specific responsibility for the review and approval of corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluation of his performance against those goals and objectives, and setting of his compensation in the context of his performance. The Compensation and Organization Committee is responsible for producing an annual report on executive compensation.

        It is contemplated that, following the 2003 annual meeting, the Compensation and Organization Committee will be comprised of four members, each of whom the Board and Corporate Governance Committee consider is "unrelated" for the purposes of the proposed TSX guidelines.

Corporate Governance Committee

        Members — 2002: Nan-b de Gaspé Beaubien, Charles S. Henry, Murray B. Koffler, J. Robert S. Prichard (Chair and Lead Director), Lionel H. Schipper.

        Proposed Members — 2003: Nan-b de Gaspé Beaubien, Charles S. Henry, Heather Munroe-Blum, J. Robert S. Prichard (Chair and Lead Director).

        In 2002, the Corporate Governance Committee was composed entirely of "outside" directors, all of whom were "unrelated" directors. The mandate of the Corporate Governance Committee is to enhance Four Seasons' corporate governance process through the ongoing assessment, and recommendations for improvement, of Four Seasons' approach to corporate governance. The Corporate Governance Committee develops for the approval of the Board a report on Four Seasons' corporate governance practices and principles. When necessary, the Corporate Governance Committee determines suitable candidates for nominees as directors, assesses the qualifications (including independence and financial literacy or expertise) of directors, periodically reviews the mandates and assesses the effectiveness of committees of the Board, and assesses the effectiveness of the Board, its committees and individual members, oversees an orientation and education program for new recruits to the Board in order to familiarize them with the business of Four Seasons, reviews the relationship between management and the Board, and assesses the Board's effectiveness as a whole. The Corporate Governance Committee also reviews the compensation and remuneration of the Board with a view to ensuring that it realistically reflects the responsibilities and risk involved in being an effective director. The Corporate Governance Committee also has been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues and to approve the engagement of independent advisors for individual directors at the expense of Four Seasons, if the need should arise.

        It is contemplated that, following the 2003 annual meeting, the Corporate Governance Committee will be comprised of four members, each of whom the Board and Corporate Governance Committee consider is "unrelated" for the purposes of the proposed TSX guidelines.

Communicating to Shareholders

        The Board is committed to an effective communications policy for the benefit of all stakeholders including shareholders, debt holders, suppliers, guests, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, the Board also has a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information.

        These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. To facilitate this open communication and to avoid selective disclosure, Four Seasons holds regular information meetings or calls after the release of quarterly and annual results and holds meetings or calls in association with the release of other information by Four Seasons. All such meetings and calls are open to the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated. To increase accessibility, all such information is also available through Four Seasons' website.

Alignment with TSX Guidelines

        The following chart highlights the compliance of Four Seasons' corporate governance policies and procedures, which are described above in greater detail, with the current guidelines of the TSX and revisions to those guidelines proposed by the TSX in April 2002.

TSX Guideline	FSHI Policies & Procedures

The board should explicitly assume responsibility for stewardship of the corporation and specifically for:
    • adoption of a strategic planning process
    • identification of principal risks and implementation of risk management systems
    • succession planning and monitoring senior management
    • communications policy
• integrity of internal control and management information systems	X

A majority of the directors should be "unrelated"	X

The board has responsibility for determining whether each director is an "unrelated director" and disclosing how that conclusion was reached	X

A committee of directors composed exclusively of "outside" directors, the majority of whom are "unrelated" directors, should be responsible for proposing new nominees to the board and assessing directors on an ongoing basis	X

Process for assessing the effectiveness of the board, its committees and individual directors	X

Orientation and education program for new directors	X

Ensure board size is consistent with effective decision-making	X

Review the adequacy and form of director compensation in light of the risks and responsibilities involved in being an effective director	X

Committees of the board generally should be composed of "outside" directors, a majority of whom are "unrelated" directors	X

The board should assume, or assign to a committee, responsibility for developing the corporation's approach to corporate governance issues	X

Develop position descriptions for the board and the Chief Executive Officer, approve or develop corporate objectives that the Chief Executive Officer is responsible for meeting and assess the performance of the Chief Executive Officer against those objectives	X

Structures and procedures that ensure that the board can function independently of management, including the appointment of a Chair that is not a member of management or the assignment of this responsibility to an outside "lead director"	X

Audit committee composed only of "unrelated" directors (all of whom are "financially literate" and at least one of whom has "accounting or related financial expertise") with a mandate that includes oversight responsibility for management reporting on internal control and that has direct communication channels with internal and external auditors	X

System that enables individual directors to engage outside advisors at the expense of the corporation	X

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

        Four Seasons and its principal subsidiaries have purchased insurance for the benefit of the directors and officers of Four Seasons and its subsidiaries against certain liabilities which may be incurred by them in their capacity as directors and officers, as specified in the policy of insurance and subject to the limitations contained in the Business Corporations Act (Ontario). The annual premium allocated to Four Seasons and FSHL for such insurance amounts to US$435,375. The policy provides coverage of US$65 million for each loss and each policy year. Each claim is subject to a US$250,000 deductible in respect of each loss for the insured organization. The by-laws of Four Seasons provide for the indemnification of directors and officers from and against any liability and costs in respect of any action or suit against them as a result of the execution of their duties of office, subject to the limitations contained in the Business Corporations Act (Ontario).

APPROVAL BY BOARD OF DIRECTORS

        The Board has approved the contents and sending of this Management Information Circular.

ADDITIONAL INFORMATION

        Four Seasons will provide to any person or company, upon receipt of a request by the Secretary of Four Seasons and payment of reasonable photocopy charges, a copy of:

1.
the most recent Annual Information Form and Management Discussion & Analysis, together with a copy of any document or pertinent pages of any document incorporated therein by reference;

2.
the comparative audited financial statements of Four Seasons for its financial year ended December 31, 2002, and the report of its auditors thereon;

3.
interim financial unaudited statements released subsequent to the date hereof; and

4.
this Management Information Circular.

(Signed)	RANDOLPH WEISZ Secretary

April 15, 2003

SCHEDULE A

RATIFICATION AND CONFIRMATION OF VOTING RIGHTS ADJUSTMENT
MECHANISM OF THE VARIABLE MULTIPLE VOTING SHARES

        RESOLVED THAT the continuation of the application of the mechanism to adjust the voting rights of the Variable Multiple Voting Shares upon the issuance of Limited Voting Shares as set out in the provisions attaching to the Variable Multiple Voting Shares is hereby ratified and confirmed.

QuickLinks

SOLICITATION OF PROXIES
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
ELECTION OF DIRECTORS
APPOINTMENT OF AUDITORS
RATIFICATION AND CONFIRMATION OF THE VOTING RIGHTS ADJUSTMENT MECHANISM OF THE VARIABLE MULTIPLE VOTING SHARES
REPORT ON EXECUTIVE COMPENSATION
SHAREHOLDER RETURN PERFORMANCE GRAPH
EXECUTIVE COMPENSATION
Compensation — Summary Table
Options Granted in 2002
Aggregate Option Exercises in 2002 and Year-end Option Values
INTERNATIONAL RETIREMENT PLAN
Pension Plan Table
INDEBTEDNESS UNDER SECURITIES PURCHASE PROGRAMS
Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs
INDEBTEDNESS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS
Indebtedness of Directors, Executive Officers and Senior Officers Other Than Under Securities Purchase Programs (Other Than Routine Indebtedness)
EMPLOYMENT AGREEMENTS
COMPENSATION OF DIRECTORS
CORPORATE GOVERNANCE
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION
APPROVAL BY BOARD OF DIRECTORS
ADDITIONAL INFORMATION
SCHEDULE A RATIFICATION AND CONFIRMATION OF VOTING RIGHTS ADJUSTMENT MECHANISM OF THE VARIABLE MULTIPLE VOTING SHARES